NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC ("NYSE American" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of Warrants, each warrant to purchase 1/40th of a share of Common Stock at an exercise price of $184.00 (the "Warrants") of Splash Beverage Group, Inc (the "Company") from listing and registration on the Exchange on August 18, 2025, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Warrants are no longer suitable for continued listing and trading on the NYSE American LLC. The Exchange has determined that the Warrants are no longer suitable for listing based on "abnormally low" price levels, pursuant to Section 1001 of the NYSE American Company Guide. On July 23, 2025, the Exchange determined that the Warrants of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Warrants from listing and registration on the NYSE American. The Company was notified on July 23, 2025. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on July 23, 2025, and trading in the Warrants was immediately suspended. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange, the determination to delist the Warrants, provided it filed a written request for such a review with the Secretary of the Exchange within seven business days of receiving notice of the delisting determination. The Company did not file such request within the specified period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of the application have been satisfied.